THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 13, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to your letter of comments dated January 11, 2012, please be advised as follows:

General

1.           We disagree with your analysis.   The operations of the Company to date constitute more than “nominal operations”.  As set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”  Since the Company is engaged in organizational matters, planning its website, developing its business plan, and has prepared and filed of a registration statement, it is a “start-up company” and not a “shell company” and its operations are therefore more than “nominal”.

Summary of Our Offering

Risk Factors

2.           The disclosure has been revised as requested.

3.           “Ability” has been changed to “inability”.

Use of Proceeds

4.           The disclosure has been revised as requested.

5.           The disclosure has been revised as requested.

6.           The term “commissioned” has been deleted throughout and the disclosure has been revised as requested.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
January 13, 2012
Page 2

Management’s Discussion and Analysis or Plan of Operation

7.           Supplementally, the Company has dropped any plan to prepare a business plan for a film and to present it to prospective investors and financiers.  That existed at a time when the Company planned to produce a film that would exceed the proceeds of the offering.   The Company is anxious to move ahead and in order to do so must raise money for its first film.  It believes that its best course of action is to work within the proceeds raised from the offering.

8.           The Company is unclear about your comment but to clarify, the Company will acquire one screen play and the related film rights and produce one film.  The term “commission” has been deleted throughout since it apparently confused you.  Based on your confusion the Company believes investors may be confused by the term as well.  Accordingly it has been deleted.  No film will be commissioned now or in the future.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com